FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F  ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: March 18, 2005	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

WHEATON RIVER MINERALS LTD

Annual Report

Year Ended December 31, 2004

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

The following should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2004 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  All figures are in United States dollars unless otherwise noted.

2004 HIGHLIGHTS

•

Record net earnings of $142.1 million ($0.25 per share), an increase of 146% compared with $57.7 million ($0.14 per share) in 2003.

•

Operating cash flows of $207.8 million (2003 - $126.7 million).

•

Sales of 606,500 gold equivalent ounces and 145.6 million pounds of copper (2003 – 450,100 gold equivalent ounces and 113.7 million pounds of copper).

•

Total cash costs of minus $30 per gold equivalent ounce (2003 - $61) (note 1).

•

Cash and cash equivalents at December 31, 2004 of $161.1 million (2003 - $151.9 million) and working capital of $165.5 million (2003 - $147.5 million).

•

The Company remains unhedged to increases in gold prices, and debt-free, following repayment of $137.6 million of debt during 2004.

•

Silver Wheaton transaction completed in October, 2004, which resulted in Wheaton holding 65% of a pure silver company having a market capitalization of approximately $530 million (Wheaton’s share - $345 million).

•

Entered into an agreement to merge with Goldcorp which was successfully completed subsequent to year end, creating the world’s lowest cost million ounce gold producer with a market capitalization of over $4.5 billion.

 (1)

The Company reports total cash costs on a sales basis.  This is a non-GAAP measure and as such does not have any standardized meaning nor is it necessarily comparable with similar measures presented by other companies.  Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

OVERVIEW

Wheaton River Minerals Ltd. (“Wheaton” or the “Company”) is a growth-oriented precious metals mining company operating in Mexico, Argentina, Brazil and Australia.

During 2002 Wheaton acquired the Luismin gold/silver mines in Mexico, followed by the 2003 acquisition of a 37.5% interest in the world-class Alumbrera gold/copper mine in Argentina and 100% of the Peak gold mine in Australia.  The Company also acquired the Los Filos development project in Mexico in 2003 and in January, 2004, acquired the Amapari development project in northern Brazil.

On October 15, 2004, the Company entered into an agreement to sell to Silver Wheaton Corp. (“Silver Wheaton”), all of the silver produced by Wheaton’s Luismin mining operations in Mexico for upfront consideration of cash and Silver Wheaton common shares, plus a per ounce cash payment.  As a result, Wheaton currently owns approximately 65% of Silver Wheaton, a pure silver company having a market capitalization of approximately $530 million (Wheaton’s share - $345 million).

In December 2004, the Company announced it had reached an agreement in principle to combine with Goldcorp Inc. (“Goldcorp”), owner of the Red Lake gold mine in Ontario, Canada, through a share exchange take-over bid where Goldcorp offered one common share of Goldcorp for every four common shares of Wheaton.  On February 10, 2005, Goldcorp shareholders approved the combination and on February 14, 2005, approximately 69% of Wheaton common shares were tendered to the Goldcorp offer.  As a result, effective February 15, 2005, Goldcorp will consolidate the operations of Wheaton.  The transaction will be accounted for using the purchase method with Goldcorp being identified as the acquirer.  The remaining shares of Wheaton not yet tendered will be acquired by Goldcorp by way of a plan of arrangement which is expected to conclude in mid-April, 2005.  As a result, Wheaton will cease to be a public company and its results will be consolidated 100% by Goldcorp.

Summarized Annual Financial Results

	2004	2003	2002
	(note 2)	(notes 3 & 4)	(note 5)
Sales ($000’s)	$419,182	$212,633	$34,693
• Gold (ounces)	498,300	369,300	59,700
• Silver (ounces)	6,792,300	6,054,200	3,208,900
• Gold equivalent (ounces) (note 1)	606,500	450,100	106,300
• Copper (thousands of pounds)	145,585	113,719	-
Net earnings ($000’s)	$142,121	$57,659	$5,602
Earnings per share
• Basic	$0.25	$0.14	$0.04
• Diluted	$0.22	$0.13	$0.04
Cash flow from operations ($000’s)	$207,814	$126,678	$4,361
Average realized price
• Gold ($ per ounce)	$412	$365	$326
• Silver ($ per ounce)	$6.65	$4.88	$4.55
• Copper ($ per pound)	$1.36	$0.86	$-
Total cash costs ($ per gold equivalent ounce) (note 6)	$(30)	$61	$182
Cash and cash equivalents ($000’s)	$161,131	$151,878	$22,936
Total assets ($000’s)	$1,174,285	$891,005	$152,098
Long-term debt ($000’s)	$-	$122,423	$-
Shareholders’ equity ($000’s)	$794,163	$556,118	$108,054

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the year ended December 31, 2004 the equivalency ratio was 62 (2003 – 75) ounces of silver equals one ounce of gold sold.

(2)

Includes Silver Wheaton’s results from October 15, 2004 onwards.

(3)

Includes Peak’s results from March 18, 2003 onwards.

(4)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24 to December 31, 2003.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24 to December 31, 2003.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(5)

Includes Luismin’s results from June 19, 2002 onwards.

(6)

The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue.

Quarterly Financial Review

			2004
	Q1	Q2	Q3	Q4	Total
(note 2)
Sales ($000’s)	$113,204	$89,268	$103,251	$113,459	$419,182
• Gold (ounces)	129,700	123,000	120,700	124,900	498,300
• Silver (ounces)	1,612,900	1,654,500	1,792,000	1,732,900	6,792,300
• Gold equivalent (ounces) (note 1)	156,500	148,700	149,700	151,600	606,500
• Copper (thousands of pounds)	42,880	32,499	36,405	33,801	145,585
Net earnings ($000’s)	$33,671	$21,120	$31,377	$55,953	$142,121
Earnings per share
• Basic	$0.06	$0.04	$0.05	$0.10	$0.25
• Diluted	$0.05	$0.03	$0.05	$0.09	$0.22
Cash flow from operations ($000’s)	$61,848	$38,941	$46,242	$60,783	$207,814
Average realized price
• Gold ($ per ounce)	$412	$388	$402	$447	$412
• Silver ($ per ounce)	$6.78	$6.09	$6.47	$7.28	$6.65
• Copper ($ per pound)	$1.33	$1.22	$1.38	$1.52	$1.36
Total cash costs ($ per gold equivalent ounce) (note 5)	$(67)	$19	$(37)	$(34)	$(30)

			2003
	Q1	Q2	Q3	Q4	Total
(notes 3 and 4)
Sales ($000’s)	$17,257	$28,814	$63,142	$103,420	$212,633
• Gold (ounces)	35,100	92,600	105,400	136,200	369,300
• Silver (ounces)	1,561,900	1,500,500	1,515,900	1,475,900	6,054,200
• Gold equivalent (ounces) (note 1)	55,600	112,400	126,100	156,000	450,100
• Copper (thousands of pounds)	3,551	28,139	28,297	53,732	113,719
Net earnings ($000’s)	$4,064	$11,088	$14,689	$27,818	$57,659
Earnings per share
• Basic	$0.02	$0.03	$0.03	$0.06	$0.14
• Diluted	$0.02	$0.03	$0.03	$0.05	$0.13
Cash flow from operations ($000’s)	$9,752	$20,990	$31,453	$64,483	$126,678
Average realized price
• Gold ($ per ounce)	$347	$353	$366	$385	$365
• Silver ($ per ounce)	$4.64	$4.61	$5.00	$5.29	$4.88
• Copper ($ per pound)	$0.68	$0.74	$0.81	$0.96	$0.86
Total cash costs ($ per gold equivalent ounce) (note 5)	$175	$90	$98	$(39)	$61

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.

(2)

Includes Silver Wheaton’s results from October 15, 2004 onwards.

(3)

Includes Peak’s results from March 18, 2003 onwards.

(4)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24 to December 31, 2003.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24 to December 31, 2003.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

 (5)

The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue.

RESULTS OF OPERATIONS

	2004
	Luismin	Peak	Alumbrera	Silver Wheaton	Amapari	Corporate	Elimination	Total
	(notes 1 and 4)	(note 2)	(note 3)	(note 4)			(note 4)
Sales ($000’s)	$91,506	$63,023	$262,054	$10,986	$-	$(2,977)	$(5,410)	$419,182
• Gold (ounces)	132,100	139,700	226,500	-	-	-	-	498,300
• Silver (ounces)	6,674,500	-	-	1,505,100	-	-	(1,387,300)	6,792,300
• Gold equivalent (ounces) (note 1)	240,300	139,700	226,500	-	-	-	-	606,500
• Copper (thousands of pounds)	-	6,361	139,224	-	-	-	-	145,585
Net earnings (loss) ($000’s)	$39,877	$18,389	$104,551	$1,058	$268	$(22,604)	$582	$142,121
Average realized prices
• Gold ($ per ounce)	$410	$413	$415	$-	$-	$-	$-	$412
• Silver ($ per ounce)	$5.93	$-	$-	$7.30	$-	$-	$-	$6.65
• Copper ($ per pound)	$-	$1.38	$1.36	$-	$-	$-	$-	$1.36
Total cash costs ($ per gold equivalent ounce)	$162	$192	$(371)	$-	$-	$-	$-	$(30)

	2003
	Luismin	Peak	Alumbrera	Corporate	Total
	(note 1)	(note 2)	(note 3)
Sales ($000’s)	$66,251	$36,475	$109,907	$-	$212,633
• Gold (ounces)	106,300	97,200	165,800	-	369,300
• Silver (ounces)	6,054,200	-	-	-	6,054,200
• Gold equivalent (ounces) (note 1)	187,100	97,200	165,800	-	450,100
• Copper (thousands of pounds)	-	2,964	110,755	-	113,719
Net earnings (loss) ($000’s)	$10,802	$5,277	$43,156	$(1,576)	$57,659
Average realized prices
• Gold ($ per ounce)	$366	$365	$365	$-	$365
• Silver ($ per ounce)	$4.88	$-	$-	$-	$4.88
• Copper ($ per pound)	$-	$0.85	$0.86	$-	$0.86
Total cash costs ($ per gold equivalent ounce)	$186	$250	$(191)	$-	$61

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the year ended December 31, 2004 the equivalency ratio was 62 (2003 – 75) ounces of silver equals one ounce of gold sold.

(2)

Peak results include the Company’s 100% interest from March 18, 2003 onwards.  The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

(3)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24, 2003 to December 31, 2004.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24, 2003 to December 31, 2004.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.  The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, average total cash costs at Alumbrera would be $167 per ounce of gold (2003 - $137) and $0.50 per pound of copper (2003 - $0.37).

(4)

As of October 15, 2004, Luismin commenced selling all of its silver production to Silver Wheaton at a price of $3.90 per ounce.  For the period October 15 to December 31, 2004, a total of 1,505,100 ounces were sold by Silver Wheaton of which 1,387,300 ounces were purchased from the Luismin operations.

OPERATIONAL REVIEW

Luismin Mines

The Company acquired the Luismin gold/silver mines during June, 2002 for a purchase price of $85 million including acquisition costs.  In October 2003, pursuant to the purchase agreement, an additional $22.4 million in contingent consideration was paid by way of the issuance of 11,355,113 of the Company’s common shares.

			2004			2003
	Q1	Q2	Q3	Q4	Total	Total
				(note 2)
Ore mined (tonnes)	214,000	198,200	191,800	205,800	809,800	742,400
Ore milled (tonnes)	209,800	192,600	187,800	199,900	790,100	724,600
Grade (grams/tonne)
• Gold	5.19	5.61	5.95	5.35	5.58	4.79
• Silver	266.00	302.17	326.23	280.28	297.01	289.28
Recovery (%)
• Gold	94	95	95	94	95	97
• Silver	90	89	91	88	90	91
Production (ounces)
• Gold	32,700	33,300	34,200	32,300	132,500	106,900
• Silver	1,615,500	1,664,400	1,798,700	1,586,900	6,665,500	6,086,300
• Gold equivalent (note 1)	59,100	59,600	63,100	58,900	240,700	188,500
Sales ($000’s)	$23,715	$22,709	$24,406	$20,676	$91,506	$66,251
• Gold (ounces)	32,400	33,500	33,400	32,800	132,100	106,300
• Silver (ounces)	1,612,900	1,654,500	1,792,000	1,615,100	6,674,500	6,054,200
• Gold equivalent (ounces) (note 1)	59,200	59,200	62,400	59,500	240,300	187,100
Net earnings ($000’s)	$5,641	$4,636	$8,611	$20,989	$39,877	$10,802
Average realized price ($ per ounce)
• Gold	$410	$392	$402	$436	$410	$366
• Silver	$6.78	$6.09	$6.47	$4.33	$5.93	$4.88
Total cash costs ($ per gold equivalent ounce)	$170	$159	$150	$169	$162	$186

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the year ended December 31, 2004 the equivalency ratio was 62 (2003 - 75) ounces of silver equals one ounce of gold sold.

(2)

Sales for the period October 15 to December 31, 2004, include 1,387,300 ounces of silver sold to Silver Wheaton at a price of $3.90 per ounce, pursuant to a long-term agreement.

Luismin had a record year in 2004, in terms of ore mined, ore milled, production of gold and silver, and profitability.  While strong realized metal prices contributed significantly, the major underlying reason for the excellent results was capital investment and process improvements made by Wheaton since it acquired the Luismin operations in 2002.

Ore mined and milled increased approximately 9%, compared with 2003, as a result of plant expansion and process improvements over the last two years.  This, combined with improved ore grades mined, resulted in record 2004 production and sales.  A total of 240,300 gold-equivalent ounces were sold during the year, a 28% increase compared with 2003.

Average realized prices for gold and silver increased by 12% and 22%, respectively, compared with 2003.  As a result, sales revenues increased by 38% over the prior year, to $91.5 million.

Effective October 15, 2004, Wheaton entered into an agreement to sell to Silver Wheaton, an inactive public company, all of the silver produced by the Luismin mining operations for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment.  As a result, Luismin’s average realized silver price for the fourth quarter was $4.33 per ounce.

Continuous process improvements made since Wheaton acquired the Luismin operations have resulted in reduced operating costs.  As a result, together with increased grades, total cash costs declined 13% to $162 per gold equivalent ounce in 2004, compared to $186 per ounce in 2003.  Total cash costs in the fourth quarter of 2004 were $169 per gold-equivalent ounce, a 13% increase over the third quarter, due primarily to reduced average grades.

Earnings increased 269% to $39.9 million in 2004; compared to $10.8 million in 2003, as a result of the above factors as well as significant favorable changes in Mexican tax laws which were enacted in the fourth quarter of 2004.  Reductions in the future corporate income tax rates and the increased availability of certain deductions resulted in a $12.7 million recovery of future taxes in the fourth quarter results.  The Company paid no significant cash taxes in 2004.

Throughout 2004, significant exploration results have been achieved at the Luismin mines including deep and on-strike extensions of the San Dimas central block veins and new discoveries, including the Itzel vein system and the Paula and Nancy veins.  At San Martin, Cuerpo 30 has also proved to be more significant in size than expected, and development has reached Cuerpo 31, where drill results indicate better than expected grades.  The exploration results have been achieved through a combination of geophysical surveys, deep diamond drilling and underground development.  Meters of diamond drilling increased 50% over 2003 and underground development increased by 17%, both contributing factors to the success of the Luismin operations in 2004.

For 2005, an intensive program of exploration and development will be carried out throughout the recently discovered veins in San Dimas in order to convert these additional resources into reserves.

Peak Mine

The Company acquired the Peak gold mine in Australia on March 18, 2003 for a purchase price of $33.9 million including acquisition costs.

			2004			2003
	Q1	Q2	Q3	Q4	Total	Total
						(note 2)
Ore mined (tonnes)	178,300	114,000	144,400	136,700	573,400	839,400
Ore milled (tonnes)	170,800	164,600	162,200	165,800	663,400	493,100
Grade
• Gold (grams/tonne)	6.44	7.04	7.94	8.23	7.40	6.74
• Copper (%)	0.83	0.55	0.55	0.39	0.58	0.52
Recovery (%)
• Gold	91	89	89	92	90	85
• Copper	82	68	81	84	79	75
Production
• Gold (ounces)	32,100	32,900	37,100	40,600	142,700	92,300
• Copper (thousands of pounds)	2,579	1,331	1,590	1,195	6,695	3,614
Sales ($000’s)	$15,307	$14,137	$14,610	$18,969	$63,023	$36,475
• Gold (ounces)	33,400	33,000	33,100	40,200	139,700	97,200
• Copper (thousands of pounds)	2,592	1,385	1,492	892	6,361	2,964
Net earnings ($000’s)	$3,238	$3,132	$4,563	$7,456	$18,389	$5,277
Average realized price
• Gold ($ per ounce)	$405	$379	$400	$460	$413	$365
• Copper ($ per pound)	$1.29	$1.28	$1.29	$1.54	$1.38	$0.85
Total cash costs ($ per ounce) (note 1)	$217	$172	$161	$197	$192	$250

(1)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

(2)

Operating results presented for 2003 are for the nine and a half months from the date of acquisition, March 18, 2003.

The Peak mine had its best performance since 1997 with gold sales of 139,700 ounces, a 44% increase compared with 2003.  In addition, copper sales increased 115% to 6.4 million pounds in the current year.  These increases, combined with a 13% and 62% respective improvement in average realized gold and copper prices, pushed earnings 248% higher to $18.4 million in 2004 (2003 - $5.3 million).  A combination of improved recoveries from process improvements at the mill and better grades mined contributed to the significant improvement in operational performance.

The results presented for 2003 are for the nine and a half months from the date of acquisition, March 18, 2003, which was very much a transitional period for the Peak operations.  2003 was the last full year of open pit, relatively low grade, mining operations at Peak which contributed significantly to the large tonnage of ore mined, compared with 2004.  Much of the open pit ore mined was stockpiled for processing in the future.  Meanwhile, significant improvements were made in terms of mine design, overall productivity and operating costs in the underground operations.  These improvements are clearly reflected in the significantly reduced cash costs in 2004, $192 per ounce (net of by-product copper sales revenue) as compared with $250 per ounce in 2003.  The Peak operation continues to make additional overall improvements, with the main priority in 2005 to increase mill throughput by 13% to 750,000 tonnes per annum.

Peak’s cash costs in the fourth quarter of 2004 were $197 per ounce, up from the second and third quarters, primarily as a result of reduced copper by-product sales credits.  Despite these increased cash costs, Peak’s fourth quarter produced net earnings of $7.5 million, its most successful quarter in several years.  The average realized gold price in the fourth quarter was $460 per ounce, in excess of the London Metal Exchange average price of $434 per ounce, due primarily to adjustments received during the quarter relating to concentrate sales of prior quarters.

The decline to access the New Cobar underground deposit had, by year end, reached a distance of 533 metres, with unexpected high grade ore having been intersected adjacent to the old underground workings.  An intensive drilling program has commenced to fully delineate this material.  The planned ore production start from New Cobar remains on schedule for the beginning of the fourth quarter of 2005.

Alumbrera Mine (Wheaton interest – 37.5%)

The Company acquired a 25% interest in the Alumbrera gold/copper mine in Argentina on March 18, 2003 and accounted for its interest using the equity method until June 24, 2003, at which time it increased its interest in Alumbrera to 37.5%.  As a result of the Company’s acquisition of this additional 12.5% interest, the Company has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards.  The total purchase price was $270.5 million including acquisition costs.  The Alumbrera mine is operated by Xstrata plc, who owns a 50% interest in the mine.

			2004			2003
(Wheaton’s share only)	Q1	Q2	Q3	Q4	Total	Total
Ore mined (tonnes)	2,836,900	3,113,700	2,935,000	3,182,800	12,068,400	7,122,700
Ore milled (tonnes)	3,171,400	3,222,200	3,400,600	3,463,400	13,257,600	9,024,300
Grade
• Gold (grams/tonne)	0.80	0.64	0.65	0.79	0.72	0.86
• Copper (%)	0.58	0.49	0.54	0.62	0.56	0.67
Recovery (%)
• Gold	77	74	77	80	77	74
• Copper	91	88	89	91	90	89
Production
• Gold (ounces)	62,800	49,200	55,200	70,500	237,700	183,000
• Copper (thousands of pounds)	36,513	30,194	36,151	43,007	145,865	120,364
Sales ($000’s)	$75,112	$53,353	$65,049	$68,540	$262,054	$109,907
• Gold (ounces)	63,900	56,500	54,200	51,900	226,500	165,800
• Copper (thousands of pounds)	40,287	31,114	34,914	32,909	139,224	110,755
Net earnings ($000’s)	$30,849	$16,923	$23,996	$32,783	$104,551	$43,156
Average realized price
• Gold ($ per ounce)	$417	$388	$405	$451	$415	$365
• Copper ($ per pound)	$1.33	$1.21	$1.38	$1.51	$1.36	$0.86
Total cash costs ($ per ounce) (note 1)	$(435)	$(218)	$(374)	$(457)	$(371)	$(191)

(1)

The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, 2004 average total cash costs at Alumbrera would be $167 per ounce of gold (2003 - $137) and $0.50 per pound of copper (2003 - $0.37).

Alumbrera milled record tonnes in 2004, primarily as a result of on-going productivity improvements and the successful commissioning of the flotation plant expansion early in the year.  This also contributed to increased recoveries, particularly of gold.

Average grades mined were down approximately 16% compared with 2003, more in line with long-term average grades.

Average realized gold and copper prices were 14% and 58% higher, respectively, compared to 2003.  High copper prices resulted in total cash costs of minus $371 per ounce of gold, compared with minus $191 per ounce in 2003.

Alumbrera had an excellent fourth quarter, with high average grades and excellent recoveries.  As a result, production of both gold and copper was significantly above average.  However, as a result of the timing of sales shipments, approximately 25% of the quarter’s production was not recognised in sales until 2005.  Had these shipments been recognised in 2004, as opposed to 2005, Wheat0n’s 2004 sales and net earnings would have been increased by approximately $26 million and $11 million, respectively.

The Company received $126.5 million in cash distributions from Alumbrera during 2004, bringing total distributions since Wheaton acquired the mine in March 2003 to $161.5 million.  In May 2004, Alumbrera repaid $58 million (Wheaton’s share) of project debt and is now debt-free.

In June 2004, Alumbrera announced a 20% increase in the ore reserves which has added 2.5 years to the present mine life and ensured production until mid-2015.  This substantial increase in reserves has added 1.2 million ounces of gold and 770 million pounds of contained copper, of which Wheaton’s share is 37.5%.  Further intensive in-pit resource definition work will continue with the objective of adding additional ore reserves in the coming year.

Alumbrera’s effective tax rate for 2004 was 26%, compared to the statutory tax rate of 30%, due to a recovery of future taxes in the fourth quarter of approximately $6 million relating to foreign exchange deductions and other permanent differences.  During 2004, Alumbrera commenced accruing cash taxes payable, which will be due in May, 2005.  Wheaton’s share at December 31, 2004 amounted to $45.4 million.

Silver Wheaton Corp. (Wheaton interest – 65%)

			2004
	Q1	Q2	Q3	Q4	Total
Silver purchased (ounces)
• Luismin	-	-	-	1,387,300	1,387,300
• Zinkgruvan	-	-	-	240,500	240,500
• Total	-	-	-	1,627,800	1,627,800
Sales ($000’s)	$-	$-	$-	$10,986	$10,986
Silver sold (ounces)
• Luismin	-	-	-	1,387,300	1,387,300
• Zinkgruvan	-	-	-	117,800	117,800
• Total	-	-	-	1,505,100	1,505,100
Net earnings ($000’s)	$-	$-	$-	$1,058	$1,058
Average realized silver price ($ per ounce)	$-	$-	$-	$7.30	$7.30
Total cash costs ($ per ounce)	$-	$-	$-	$3.90	$3.90

On October 15, 2004, Wheaton entered into an agreement to sell to Silver Wheaton, an inactive public company, all of the silver produced by Wheaton’s Luismin mining operations in Mexico for upfront consideration of $36.7 million (Cdn$46 million) in cash and 540 million (pre-consolidation) Silver Wheaton common shares, plus a per ounce cash payment of the lesser of $3.90 and the prevailing market price of delivered silver, subject to adjustment (the “Luismin Transaction”).

The Luismin Transaction resulted in the acquisition of control by Wheaton of Silver Wheaton.  As a result, Wheaton has consolidated Silver Wheaton’s results of operations from the date of acquisition, and the cost of the Luismin silver contract has been recorded by Silver Wheaton at Wheaton’s carrying value of the Luismin silver properties, plus acquisition costs of $430,000.  Upon consolidation, this resulted in a dilution gain of $34,857,000 which has been deferred and is being amortized over the sale of silver under the Luismin Transaction.

On December 8, 2004, Silver Wheaton entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a payment of $50 million in cash, 30 million (pre-consolidation) Silver Wheaton common shares and 30 million Silver Wheaton common share purchase warrants.  In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment, is due upon delivery of silver (the “Zinkgruvan Transaction”).  In connection with the Zinkgruvan Transaction, Silver Wheaton raised gross proceeds of $51 million from a private placement of 81 million subscription receipt units.  Wheaton did not participate in this private placement.

Following the Zinkgruvan Transaction and the related financing, Wheaton’s interest in Silver Wheaton was diluted from approximately 75% to 65%, resulting in a dilution gain of $41,612,000 which has been deferred and is being amortized over the sale of silver under the Luismin Transaction.

Pursuant to the Luismin and Zinkgruvan Transactions, in 2004 Silver Wheaton purchased 1,627,800 ounces of silver at a total cash cost of $3.90 per ounce, and sold 1,505,100 ounces of silver at an average price of $7.30 per ounce.  Both of the Luismin and Zinkgruvan mines are low-cost producers, with estimated mine lives in excess of 20 years.

REVIEW OF DEVELOPMENT PROJECTS

Amapari Project

Progress on the construction of the Amapari project has exceeded expectations, with the project on budget and ahead of schedule.  Project construction manning numbers now approximate 1,350 personnel, however they will reduce considerably for commissioning and operation.  Project commissioning is now targeted for the start of the third quarter 2005, some three months earlier than originally planned.

The project access road has been completed, thus eliminating the use of the longer, less efficient, exploration access road.  The bulk earth moving and civil works have all been completed. Plastic liners have been laid over the first of four heap leach pads, all the process water ponds and the emergency storm pond.  Most of the significant concrete pours have also been completed to allow for the erection of the physical infrastructure including the large crusher installation.  Steel erection is well underway including the structures for the three crushers, conveyors, agglomeration plant, lime and cement feed systems, and leach pad boom stacker.

The crushers have been delivered to site with installation to occur immediately.  The process plant construction has substantially progressed including process buildings, tankage, refinery and reagent storage facilities.  The leach pad reclaimer equipment has also been delivered to site with erection just commencing.

Pit pre-stripping is well underway with 50% of the owner mining fleet working in the first open pit. Pit excavations are now down 20 metres with about 40,000 tonnes of ore presently stockpiled. Haul road construction has been completed up to the primary crusher area from the first open pit, and also the crossing of a major creek to another larger open pit that is scheduled for mining in the medium term.

In December 2004, exploration drilling commenced on the Vila De Meio trend immediately south of the existing planned pits. Exploration activity is also expected to commence early in 2005 on the Urucum East prospect adjacent to the northern open pit site and the Timbo prospect along the main project access road.

Capital expenditures in 2004 were $36.6 million, in line with the budget, with a further $20.4 million committed to be spent in 2005.

Los Filos Project

The Los Filos project in Mexico continues to progress well, with production projected to commence in early 2006.

During 2004 almost 18,000 metres of core drilling were completed, primarily to provide metallurgical samples, improve geotechnical information, increase resource confidence, and for condemnation in areas where mineralization was not closed off by previous drilling.  The metallurgical testing program has been completed with results related to recoveries expected to be better than previously disclosed.

Following encouraging exploration results, several design adjustments to the general scope of the project have been made and the delivery of the Los Filos Feasibility Study is expected in the next few weeks.

Environmental activities are well advanced and the initial sustainable development program has been completed.

Approximately 75% of the heavy mining equipment fleet has been purchased and commitments for the acquisition of additional equipment have been made.  Capital expenditures in 2004 were $10.9 million, in line with the budget, with a further $35.0 million committed for future development over the next year.

Corporate

(in thousands)	2004	2003	2002
Sales	$(2,977)	-	-
General and administrative expenses	(7,772)	$(4,838)	$(2,430)
Interest and finance fees	(3,453)	(2,089)	(405)
Gain on sale of marketable securities	1,991	2,095	3,593
Corporate transaction costs	(6,934)	-	-
Share option expense	(1,755)	(467)	(199)
Foreign exchange gain	607	4,775
Other expenses	(3,888)	(628)	(105)
	(21,204)	(1,152)	454
(Loss) earnings before income taxes	(24,181)	(1,152)	454
Income tax recovery (expense)	1,577	(424)	158
Corporate net (loss) earnings	$(22,604)	$(1,576)	$612

Charges against sales relate to a gold-indexed interest rate swap transaction and the amortization of the cost of gold puts acquired by the Company in 2003, in connection with a loan facility.

General and administrative expenses increased in 2004, compared with 2003, reflecting an increased level of corporate activity and the strengthening of the Canadian dollar.

Interest and finance fees reflect interest incurred on a long-term debt facility, which was repaid in September, 2004.  In addition, the Company entered into a $300 million acquisition facility in August 2004 which has yet to be drawn upon, but which incurs a 1% standby fee on any undrawn amount.

Corporate transaction costs include $2.3 million associated with the merger of Wheaton and Goldcorp completed in February 2005, $3.5 million with respect to the failed attempt to merge with IAMGold in early 2004, and $1.1 million to successfully defend the unsolicited takeover bid for Wheaton by Coeur d’Alene Mines Corporation.

No significant cash taxes were paid in 2004.

Non GAAP measures – total cash cost per gold equivalent ounce calculation

The Company reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning.  Wheaton has included, throughout this document, certain non-GAAP performance measures.  These non-GAAP measures do not have any standardized meaning nor are they necessarily comparable with similar measures presented by other companies.   Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis.   The Company believes that certain investors use this information to evaluate the Company’s performance.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except per ounce amounts)	2004	2003	2002
Cost of sales per financial statements	150,571	$91,954	$19,355
Alumbrera equity adjustment (Note 1)	-	(5,628)	-
Treatment and refining charges	28,299	15,302	-
Non-cash adjustments	(2,878)	(2,226)	-
By-product copper sales	(201,362)	(75,743)	-
Royalties	7,338	3,712	-
	$(18,032)	$27,371	$19,355
Divided by gold equivalent ounces sold	606,500	450,100	106,300
Total cash cost per ounce	$(30)	$61	$182

(1)

Total cash costs are calculated as if the Company’s initial acquisition of a 25% interest in Alumbrera had been accounted for on a proportionately consolidated basis.  The consolidated financial statements however present the initial 25% interest using the equity method until the Company increased its interest to 37.5% on June 24, 2003, and thereafter accounted for its interest on a proportionately consolidated basis.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, the Company had cash and cash equivalents of $161.1 million (2003 - $151.9 million) and working capital of $165.5 million (2003 - $147.5 million).  In the opinion of management, the working capital at December 31, 2004, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

Total assets increased to $1,174.3 million at December 31, 2004 from $891.0 million at December 31, 2003.  The increase resulted primarily from the acquisition of the Amapari gold development project for $114.6 million and the acquisition by Silver Wheaton of the Zinkgruvan silver contract for $77.9 million.

In January 2004, Wheaton acquired the Amapari gold development project for total consideration of $114.6 million including acquisition costs.  Of the purchase price, $25.0 million was paid in cash, the remainder by way of 33 million common shares and 21.5 million Series “B” common share purchase warrants.

In connection with the Luismin and Zinkgruvan Transactions, Silver Wheaton raised net proceeds of $98.1 million by issuing a combination of shares and warrants to third parties.

During 2004, Wheaton generated cash flows from operations of $207.8 million, compared with $126.7 million during 2003.

In August 2004, the Company entered into a $300 million acquisition facility which is available to finance up to three separate acquisitions.  The facility is available until November 24, 2005, and amounts drawn down are required to be refinanced or repaid by February 24, 2006.  Net proceeds from any debt refinancing or equity issue (not undertaken in connection with an acquisition) together with the net proceeds from significant asset sales, will be applied to repay amounts outstanding under the facility.  Security will be granted under the facility only over acquired assets, together with guarantees by any subsidiaries of Wheaton which acquire such assets.  Amounts drawn down under the facility will bear interest at LIBOR plus 2.25% per annum, increasing to LIBOR plus 4.5% per annum over the term of the facility.  A 1% standby fee will be incurred on any undrawn amounts.  Debt issue costs of $7.2 million have been deferred and are amortized to earnings over the term of the debt facility.  A further $1.1 million of debt issue costs will be payable upon the first draw down under this facility.

During the year, the Company acquired marketable securities for $32.8 million and disposed of marketable securities for proceeds of $34.2 million, realizing a gain on sale of $2.0 million.

The Company invested a total of $90.6 million in property, plant and equipment in 2004, including expenditures of $36.6 million at Amapari, $10.9 million at Los Filos, $23.2 million at Luismin, $11.7 million at Peak and $8.1 million at Alumbrera.

During 2004, the Company received cash distributions totalling $126.5 million from Alumbrera (2003 - $35.1 million).  Alumbrera commenced accruing cash taxes payable during the year, which will be due in May, 2005.  Wheaton’s share at December 31, 2004 amounted to $45.4 million.

A total of 5.6 million share purchase options and warrants were exercised in 2004 for total proceeds of $5.8 million.  As of March 4, 2005, there were 573,501,038 common shares of the Company issued and outstanding.  In addition, at the same date, the Company has 20,916,497 share purchase options outstanding under its share option plan and 175,104,283 share purchase warrants outstanding.

During the year, Wheaton repaid a total of $137.6 million of debt (2003 - $54.9 million) and now remains debt free.

During 2003, the Company acquired a 37.5% interest in Alumbrera and 100% of the Peak gold mine for total consideration of $304.4 million including acquisition costs.  Of the 37.5% interest in Alumbrera an initial 25% interest and the 100% interest in Peak was acquired in March, 2003 for cash consideration of $180.3 million and $33.9 million, respectively.  A subsequent acquisition of 12.5% of Alumbrera was made in June, 2003, for consideration of $90.2 million, and was satisfied by the payment of $65 million in cash and a promissory note for $25 million.  The cash payment was funded by a $75 million loan facility consisting of a $50 million term loan and a $25 million revolving working capital facility, which was subsequently amended to a $75 million revolving working capital facility in June 2004.  Debt issue costs of $5.5 million have been deferred and are amortized to earnings over the original term of the debt.

Also, during 2003, Wheaton acquired a 100% interest in the Los Filos gold development project, together with a 21.2% interest in the El Limon gold project for total cash consideration of $89.5 million.

During 2003, the Company issued 85.7 million common shares and 42.9 million common share purchase warrants in three separate equity financings for net proceeds of $347.8 million, which were used primarily to fund the acquisitions.

Derivative instruments

The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  In 2003, in conjunction with debt financing, the Company acquired put options to sell gold at a price of $300 per ounce during the period from January 2004 to June 2008.  At December 31, 2004, the Company held put options to sell 525,000 ounces of gold and the fair value of these options was $280,000.  During 2003, the Company also entered into a gold-indexed interest rate swap transaction which has a fair value at December 31, 2004 of minus $1,111,000.

Contractual obligations

Commitments exist at Luismin, Peak, Alumbrera and Amapari for capital expenditures in 2005 of $59.1 million.  The Company rents premises and leases equipment under operating leases that expire over the next nine years.  Operating lease expense in 2004 was $2.1 million (2003 $2.2 million; 2002 - $0.9 million).  Following is a schedule of future minimum rental and lease payments required:

(in thousands)
2005	$2,259
2006	1,296
2007	905
2008	595
2009	525
5,580
Thereafter	1,084
Total minimum payments required	$6,664

Related party transactions

In 2001, the Company entered into a financial advisory agreement with Endeavour Financial Corporation (“Endeavour”), a corporation which until July 2004 had two directors in common.  Under the terms of this agreement, which can be cancelled on 30 days notice, Endeavour provides financial advisory services to the Company and is entitled to a monthly fee of $10,000 and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings.  During 2004, Endeavour was paid consulting and financial advisory fees of $1.7 million (2003 - $2.3 million; 2002 - $1.5 million), primarily related to services provided in securing the Company’s $300 million acquisition facility.  A further fee of $1.1 million is payable to Endeavour upon the first draw down under this facility and $5 million was paid upon the successful completion of the merger with Goldcorp on February 14, 2005.

RISKS AND UNCERTAINTIES

The main risks that can affect the profitability of the Company include changes in metal prices, currency fluctuations, government regulation, foreign operations and environmental.

Metal prices

Profitability of the Company depends on metal prices for gold, silver and copper.  A 10% change in the gold, silver or copper prices would impact 2005 budgeted net earnings by approximately 15%, 4% or 13%, respectively.

Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.

Currency fluctuations

Exchange rate fluctuations may affect the costs that the Company incurs in its operations.  Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos, Australian dollars and Brazilian reals.  The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production in US dollar terms.  From time to time, the Company transacts currency hedging to reduce the risk associated with currency fluctuations.  There is no assurance that its hedging strategies will be successful.  Currency hedging may require margin activities.  Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company’s financial position.

A 10% change in foreign exchange rates would have an approximate 9% impact on 2005 budgeted net earnings.

Government regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could increase the cost of operations.

Foreign operations

The majority of the Company’s operations are currently conducted in Mexico, Argentina, Australia and Brazil, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Argentina, Australia and Brazil could adversely affect the Company’s operations or profitability.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Environmental

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations.  To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

The mining and milling facilities at the San Dimas and San Martin mines are in compliance with Mexican environmental standards but are not in compliance with World Bank Group/International Finance Corporation (“IFC”) environmental and social guidelines.  The tailings impoundments at these units are being remediated in accordance with best practice.

The tailings impoundment at the recently acquired Nukay mine is not in compliance with Mexican environmental standards.  Luismin is in the process of evaluating the facility to determine the best course of action for bringing the tailings facility into compliance with both Mexican and World Bank Group/IFC environmental guidelines.  Luismin is also in the process of bringing all of its mine sites into compliance with World Bank Group/IFC environmental and social guidelines.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Management has identified property, plant and equipment and provision for reclamation and closure as the main estimates for the following discussion. Note 2 of the Company’s consolidated financial statements describes all of the significant accounting policies.

Income and resource taxes

The provision for income and resource taxes is based on the liability method.  Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

Inventories

Product inventory is valued at the lower of average cost and net realizable value.  Inventories of supplies are valued at the lower of average cost and replacement cost net of a provision for obsolescence.  Inventories at December 31, 2004 included an obsolescence provision of $1.3 million (2003 - $1.0 million).

Property, plant and equipment

Property, plant and equipment are the most significant assets of the Company, representing $754.8 million at December 31, 2004.  This amount represents the capitalized expenditures related to the acquisition, exploration and development of mineral deposits.  Construction costs on development projects are capitalized until the mine is substantially complete and ready for production.  The Company estimates its reserves and resources and the economic life of its mines and utilizes this information to calculate depletion and amortization expense.

Property, plant and equipment are recorded at cost.  Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined.  When it has been established that a mineral deposit is commercially mineable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the development costs subsequently incurred are capitalized.  Construction costs on development projects are capitalized until the mine is substantially complete and ready for productive use.  Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.  Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.

Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and a portion of resources expected to be converted to reserves.  Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to forty years.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs.  If it is determined that the future net cash flows from an operation or development property are less than the carrying value then a write-down is recorded with a charge to operations.

Provision for reclamation and closure

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates.   The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The Company estimates that its discounted and undiscounted reclamation and closure liability will be $19.2 million and $31.9 million, respectively.

CHANGES IN ACCOUNTING POLICIES

Stock-based compensation and other stock-based payments

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to share purchase options granted after January 1, 2004 is recorded in operations.  As a result, 2004 opening retained earnings was reduced by $16.8 million, share purchase options (a separate component of shareholders' equity) increased by $14.9 million, share capital increased by $1.9 million and contributed surplus increased by $0.1 million.

Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2003 – 60%; 2002 – 70%), an annual risk free interest rate of 3% (2003 – 4%; 2002 – 5%) and expected lives of three years (2003 – three years; 2002 – five years).  The total compensation expense recognized in the statement of operations for share purchase options granted in 2004 amounted to $6.8 million (2003 – $0.5 million; 2002 - $0.2 million).  Had the same basis been applied to share purchase options granted in 2003 and 2002 as it was in 2004, total compensation expense recognized in the statement of operations for 2003 and 2002 would have been $15.9 million and $0.9 million, respectively.

OUTLOOK

Construction of the Amapari project in Brazil is expected to be completed with the commencement of operations by early in the third quarter of 2005, well in advance of the original schedule.  The Los Filos project in Mexico continues to progress well, with production expected to commence in early 2006.  Environmental activities are well advanced and the initial sustainable development program has been completed.

Capital expenditures planned in 2005 approximate $152 million, of which $40 million will be incurred at Amapari, $94 million at Luismin ($68 million relating to Los Filos and $26 million to San Dimas and San Martin), and $18 million at Peak.

In 2005, Wheaton expects to produce 675,000 gold equivalent ounces at a total cash cost of less than $50 per gold equivalent ounce.  By 2006, with the Los Filos and Amapari projects in operation, overall production will increase to over 950,000 gold equivalent ounces at a total cash cost of less than $100 per gold equivalent ounce.

In December 2004, the Company announced it had reached an agreement in principle to combine with Goldcorp through a share exchange take-over bid whereby Goldcorp offered one common share of Goldcorp for every four common shares of Wheaton.  On February 10, 2005, Goldcorp shareholders approved the combination and on February 14, 2005, approximately 69% of Wheaton common shares were tendered to the Goldcorp offer.  As a result, effective February 15, 2005, Goldcorp will consolidate the operations of Wheaton. The combination will create one of the world’s lowest cost, million ounce gold producers.  2005 gold production of the combined company is expected to exceed 1.1 million ounces of gold at a total cash cost of less than $60 per ounce.  By 2007, gold production is expected to grow to 1.5 million ounces with commencement of operation at Los Filos and Amapari and the expansion of the Red Lake Mine shaft.  The combined company will have a strong balance sheet with over $500 million in cash and gold bullion, and no debt.

March 4, 2005

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

This Management’s Discussion & Analysis contains certain forward-looking statements.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by Deloitte & Touche LLP on behalf of the shareholders and their report follows.

 “Ian Telfer”

“Peter Barnes”

Chairman and Chief Executive Officer

Executive Vice President and Chief Financial Officer

March 4, 2005

Auditors’ Report

To the Shareholders of

Wheaton River Minerals Ltd

We have audited the consolidated balance sheets of Wheaton River Minerals Ltd as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

 “Deloitte & Touche LLP”

Chartered Accountants

Vancouver, Canada

February 25, 2005

Consolidated Statements of Operations

Years Ended December 31

(US dollars and shares in thousands, except per share amounts)

	Note	2004	2003	2002
Sales		$419,182	$212,633	$34,693
Cost of sales		150,571	91,954	19,355
Depreciation and depletion		47,498	32,393	3,028
Royalties		7,338	3,712	28
		205,407	128,059	22,411
Earnings from mining operations		213,775	84,574	12,282
Expenses and other income
General and administrative		12,975	9,654	6,329
Interest and finance fees		5,871	4,318	487
Exploration		3,494	1,875	2,126
Depreciation and amortization		4,228	1,778	108
Corporate transaction costs	5	6,934	-	-
Other expense (income)	6	2,301	(8,430)	(4,823)
		35,803	9,195	4,227
Earnings before the following		177,972	75,379	8,055
Equity in earnings of Minera Alumbrera Ltd.	4 (c)	-	7,324	-
Earnings before income taxes and non-controlling interest		177,972	82,703	8,055
Income tax expense	7	35,144	25,044	2,453
Non-controlling interest	16	707	-	-
Net earnings		$142,121	$57,659	$5,602

Earnings per share	17 (d)
Basic		$0.25	$0.14	$0.04
Diluted		$0.22	$0.13	$0.04
Weighted-average number of shares outstanding	17 (d)
Basic		568,442	412,035	137,327
Diluted		651,216	439,214	143,227

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Balance Sheets

At December 31

(US dollars and shares in thousands)

	Note	2004	2003
Assets
Current
Cash and cash equivalents		$161,131	$151,878
Appropriated cash		-	8,840
Marketable securities	8	3,200	1,142
Accounts receivable		46,994	31,824
Income tax receivable		2,774	-
Inventories	9	31,554	26,809
Other		8,940	4,287
		254,593	224,780
Property, plant and equipment	10	754,836	583,911
Stockpiled ore	9	58,820	60,736
Future income taxes	7	9,667	7,211
Silver contract	3	77,708	-
Other	11	18,661	14,367
		$1,174,285	$891,005
Liabilities
Current
Accounts payable and accrued liabilities	12	$41,323	$31,402
Income taxes payable		45,786	1,062
Current portion of long-term debt	13	-	41,000
Other		2,001	3,832
		89,110	77,296
Long-term debt	13	-	81,423
Future income taxes	7	118,918	133,881
Deferred revenue	3	75,894	-
Provision for reclamation and closure	14	19,229	19,604
Future employee benefits and other	15	22,450	22,683
		325,601	334,887
Non-controlling interest	16	54,521	-
Shareholders’ Equity
Share purchase options	17	15,630	877
Contributed surplus		704	600
Share purchase warrants		16,660	-
Share capital	17
Common shares: Authorized - unlimited shares, no par value; Issued and outstanding - 572,247 (December 31, 2003 - 533,697)		586,345	505,090
Retained earnings		174,824	49,551
		794,163	556,118
		$1,174,285	$891,005
Commitments (note 20)
Subsequent events (note 22)

“Ian Telfer”

“Douglas Holtby”

 Director

Director

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Shareholders’ Equity

Years Ended December 31

(US dollars, shares and warrants in thousands)

	Common Shares		Share Purchase Warrants		Share Purchase Options	Contributed Surplus	Retained Earnings (Deficit)	Total
	Shares	Amount	Warrants	Amount
At January 1, 2002	56,601	$25,999	13,000	$3,110	$317	$600	$(13,710)	$16,316
Special warrants issued	-	-	110,000	82,068	-	-	-	82,068
Special warrants exercised	119,910	85,178	(119,910)	(85,178)	-	-	-	-
Warrants issued on exercise of special warrants	-	-	64,910	-	-	-	-	-
Share options exercised	1,355	411	-	-	-	-	-	411
Warrants exercised	3,450	2,010	(3,450)	-	-	-	-	2,010
Shares issued on acquisition of Luismin SA de CV	9,084	6,805	-	-	-	-	-	6,805
Share issue costs, net of tax	-	(5,251)	-	-	-	-	-	(5,251)
Fair value of share purchase options issued to non-employees	-	-	-	-	93	-	-	93
Net earnings	-	-	-	-	-	-	5,602	5,602
At December 31, 2002	190,400	115,152	64,550	-	410	600	(8,108)	108,054
Share options exercised	6,621	5,431	-	-	-	-	-	5,431
Warrants exercised	9,602	5,192	(9,602)	-	-	-	-	5,192
Shares and warrants issued	327,074	402,266	100,360	-	-	-	-	402,266
Share issue costs, net of tax	-	(22,951)	-	-	-	-	-	(22,951)
Fair value of share purchase options issued to non-employees	-	-	-	-	467	-	-	467
Net earnings	-	-	-	-	-	-	57,659	57,659
At December 31, 2003	533,697	505,090	155,308	-	877	600	49,551	556,118
Cumulative effect of change in accounting policy (note 2 (t))	-	1,883	-	-	14,861	104	(16,848)	-
Share options exercised	5,074	6,961	-	-	(1,863)	-	-	5,098
Warrants exercised	476	672	(476)	-	-	-	-	672
Shares and warrants issued on acquisition of Amapari (note 4 (a))	33,000	71,885	21,516	16,660	-	-	-	88,545
Share issue costs, net of tax	-	(146)	-	-	-	-	-	(146)
Fair value of share purchase options issued	-	-	-	-	1,755	-	-	1,755
Net earnings	-	-	-	-	-	-	142,121	142,121
At December 31, 2004	572,247	$586,345	176,348	$16,660	$15,630	$704	$174,824	$794,163

Shareholders’ Equity (note 17)

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

Years Ended December 31

(US dollars in thousands)

	Note	2004	2003	2002
Operating Activities
Net earnings		$142,121	$57,659	$5,602
Reclamation expenditures		(1,050)	(1,854)	(685)
Defined benefit pension plan contributions		(1,715)	(463)	-
Cash distribution from Minera Alumbrera Ltd.		-	12,610	-
Items not affecting cash
Depreciation, depletion and amortization		51,726	34,171	3,136
Accretion expense on provision for reclamation		621	793	47
Amortization of deferred revenue		(575)	-	-
Gain on sale of marketable securities	6	(1,991)	(2,095)	(3,593)
Future employee benefits		2,007	924	380
Future income taxes	7	(12,308)	24,281	2,606
Share purchase options	6	6,801	467	199
Non-controlling interest	16	707	-	-
Equity in earnings of Minera Alumbrera Ltd.		-	(7,324)	-
Other		(1,365)	920	(1,090)
Change in non-cash working capital	18	22,835	6,589	(2,241)
Cash generated by operating activities		207,814	126,678	4,361
Financing Activities
Long-term debt		-	75,000	-
Repayment of long-term debt		(137,623)	(54,919)	-
Common shares issued	17	5,770	390,522	2,421
Common share and special warrant issue costs		(146)	(25,551)	(5,251)
Shares issued by subsidiary to non-controlling interest		98,057	-	-
Debt issue costs	13 (a),(b)	(8,459)	(4,242)	-
Deferred gold put options		-	(5,786)	-
Special warrants issued		-	-	82,068
Cash (applied to) generated by financing activities		(42,401)	375,024	79,238
Investing Activities
Proceeds on sale of marketable securities		34,243	4,013	6,169
Purchases of marketable securities		(32,812)	-	-
Property, plant and equipment		(90,646)	(29,010)	(5,214)
Acquisitions, net of cash acquired	18	(25,785)	(347,766)	(76,886)
Silver contracts purchased	3	(50,000)	-	-
Appropriated cash		8,840	-	-
Short-term money market instruments		-	-	13,013
Other		-	3	520
Cash applied to investing activities		(156,160)	(372,760)	(62,398)
Increase in cash and cash equivalents		9,253	128,942	21,201
Cash and cash equivalents, beginning of year		151,878	22,936	1,735
Cash and cash equivalents, end of year		$161,131	$151,878	$22,936
Supplemental cash flow information	18

Notes to the Consolidated Financial Statements

Years Ended December 31 2004, 2003 and 2002

(US dollars)

1.   DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Wheaton River Minerals Ltd.  (the “Company”) is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation.  The Company has mining operations in Mexico, Argentina and Australia, project development activities in Mexico and Brazil, and on-going exploration activities in Mexico, Australia and Brazil.  During 2002 it also carried on exploration activities in Canada.  During 2004, the Company completed the reclamation of the Golden Bear Mine in Canada, which ceased commercial production in 2001.

On March 18, 2003, the Company acquired the Peak Mine in Australia and a 25% indirect interest in the Alumbrera Mine in Argentina (note 4 (c)).  On June 24, 2003 the Company acquired an additional 12.5% indirect interest in the Alumbrera Mine (note 4 (c)).  On October 31, 2003, the Company acquired the Los Filos gold project, together with a 21.2% interest (of which 14% is a carried interest) in the El Limón gold project, both located in Mexico (note 4 (b)).

On January 9, 2004, the Company acquired the Amapari gold project in northern Brazil (note 4 (a)).

On October 15, 2004, the Company acquired a 75% interest in Silver Wheaton Corp. (“Silver Wheaton”), formerly Chap Mercantile Inc, pursuant to an agreement to sell 100% of the silver produced from the Company’s Mexican operations to Silver Wheaton (note 3).  Subsequently, the Company’s interest in Silver Wheaton was diluted to 65%.

On February 14, 2005, the Company successfully completed a business combination with Goldcorp Inc. (“Goldcorp”) (note 22).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Canadian generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

(b)  Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries.  Principal subsidiaries and investments at December 31, 2004 are listed below:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos development project
Peak Gold Mines Pty Ltd. (“Peak”)	Australia	100%	Consolidated	Peak mine
Mineraçao Pedra Branco do Amapari Ltd. a (“Amapari”)	Brazil	100%	Consolidated	Amapari development project
Minera Alumbrera Ltd. (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine
Silver Wheaton Corp. (“Silver Wheaton”)	Canada	65%	Consolidated	Silver purchase contracts in Mexico and Sweden

(c)  Investment in Minera Alumbrera Ltd.

On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera which was accounted for using the equity method and the Company’s share of earnings of Alumbrera have been included in the earnings of the Company since that date.

On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera.  As a result of this acquisition and acquisition of control of an intermediate holding company, the Company now has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, the Company has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards.  On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

(d)  Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Significant areas where management’s judgment is applied are asset valuations, depreciation and depletion, income taxes, employee future benefits, contingent liabilities and provision for reclamation.  Actual results could differ from those reported.

(e)  Foreign currency translation

The Company’s functional and reporting currency is the United States dollar. Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date.  Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date.  Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates.  Foreign exchange gains and losses are included in the determination of earnings.

 (f)  Financial instruments

The carrying values of cash and cash equivalents, appropriated cash, marketable securities, accounts receivable, accounts payable and accrued liabilities and long-term debt approximate their fair values.

The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  Hedging gains or losses are recognized in sales when the hedged production is sold.

(g)  Revenue recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.  Refining and treatment charges are netted against revenue.

(h)  Exploration and development expenditures

Significant property acquisition costs are capitalized.  Exploration and development expenditures are expensed until a positive economic analysis has been completed that indicates the property is economically feasible.  Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

(i)  Income and resource taxes

The provision for income and resource taxes is based on the liability method.  Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

(j)  Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year.  Diluted earnings per share are calculated using the treasury method, which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with exercise prices that exceed the average market price of the common shares for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

(k)  Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 91 days.

(l)  Short-term money market instruments

Short-term money market instruments are those which are due within one year but have an original term of greater than 90 days.

(m) Marketable securities

Marketable securities are carried at the lower of cost and market value on a portfolio basis.

(n)  Inventories

Product inventory is valued at the lower of average cost and net realizable value.  Inventories of supplies are valued at the lower of average cost and replacement cost net of a provision for obsolescence.  Inventories at December 31, 2004 included an obsolescence provision of $1,261,000 (2003 - $993,000).

(o)  Property, plant and equipment

Property, plant and equipment are recorded at cost.  Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined.  When it has been established that a mineral deposit is commercially mineable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the development costs subsequently incurred are capitalized.  Construction costs on development projects are capitalized until the mine is substantially complete and ready for productive use.  Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.  Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.

Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and a portion of resources expected to be converted to reserves.  Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to forty years.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs.  If it is determined that the future net cash flows from an operation or development property are less than the carrying value then a write-down is recorded with a charge to operations.

(p)  Silver contract

Contracts for which settlement is called for in silver are recorded at cost.  These assets are depreciated on a unit-of-sale basis over the estimated recoverable reserves and resources at the mine corresponding to the specific contract.

Evaluations of the carrying values of each contract are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs.  If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

(q)  Deferred revenue and non-controlling interest

Non-controlling interest exists on less than wholly-owned subsidiaries of the Company and represents the outside interest’s share of the carrying values of the subsidiaries.  When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the underlying equity of the shares involved.  Dilution gains that do not represent the culmination of earnings are deferred and recognized as revenue on a systematic basis.

(r)  Provision for reclamation and closure

On January 1, 2003 the Company adopted the standard of the CICA Handbook, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.  The amount of the liability is subject to re-measurement at each reporting period.  This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to income on a unit-of-production basis over the estimated life of the mine.  The effect of the change had no material impact on the Company’s consolidated financial statements.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements. The fair value of the estimated reclamation and closure expenses for Luismin, Los Filos, Peak, Alumbrera and Amapari were recorded as a liability on acquisition.  Fair value was determined as the discounted future cash expenditures.

(s)  Future employee benefits

Seniority premiums, to which some employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the Company’s non-contributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered.  This is completed through contributions to an irrevocable trust fund and the establishment of accruals, based on actuarial studies made by independent actuaries.

 (t)  Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to share purchase options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002.  The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.  As a result, as of January 1, 2004, retained earnings decreased by $16,848,000, share purchase options (a separate component of shareholders' equity) increased by $14,861,000, share capital increased by $1,883,000 and contributed surplus increased by $104,000.

The total compensation expense recognized in the statement of operations for share purchase options granted in 2004 amounted to $6,801,000.   Had the same basis been applied to share purchase options granted in 2003 and 2002, net earnings would have been as follows:

(in thousands, except per share amounts)	2003	2002
Net earnings	$57,659	$5,602
Additional compensation expense	(15,925)	(923)
Pro forma net earnings	$41,734	$4,679
Pro forma basic and diluted earnings per share	$0.10	$0.03

Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2003 – 60%; 2002 – 70%), an annual risk free interest rate of 3% (2003 – 4%; 2002 – 5%) and expected lives of three years (2003 – three years; 2002 – five years).

(u)  Comparative amounts

Certain comparative amounts have been reclassified to conform to presentation in the current year.

3.   SILVER WHEATON CORP.

On October 15, 2004, the Company entered into an agreement to sell to Silver Wheaton, an inactive public company, all of the silver produced by Wheaton’s Luismin mining operations in Mexico for upfront consideration of $36.7 million (Cdn$46 million) in cash and 540 million (pre-consolidation) Silver Wheaton common shares, plus a per ounce cash payment of the lesser of $3.90 and the prevailing market price of delivered silver, subject to adjustment (the “Luismin Transaction”).

The Luismin Transaction resulted in the acquisition of control by Wheaton of Silver Wheaton.  As a result, Wheaton has consolidated Silver Wheaton’s results of operations from the date of acquisition, and the cost of the Luismin silver contract has been recorded by Silver Wheaton at Wheaton’s carrying value of the Luismin silver properties, plus acquisition costs of $430,000.  Upon consolidation, this resulted in a dilution gain of $34,857,000 which has been deferred and is being amortized on a unit-of-sale basis under the Luismin Transaction.

On December 8, 2004, Silver Wheaton entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a payment of $50 million in cash, 30 million (pre-consolidation) Silver Wheaton common shares and 30 million Silver Wheaton common share purchase warrants.  In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment, is due (the “Zinkgruvan Transaction”).  The Zinkgruvan mine is expected to produce approximately two million ounces of silver annually for a minimum of 20 years.  The allocation of the purchase price is as follows:

(in thousands)
Purchase price: (a)
Cash	$50,000
Silver Wheaton common shares and warrants	27,866
Acquisition costs	53
$77,919

(a)

As of December 31, 2004, $211,000 has been amortized to operations such that the net book value of the silver contract at December 31, 2004 is $77,708,000.

In connection with the Zinkgruvan Transaction, Silver Wheaton raised gross proceeds of $51 million from a private placement of 81 million subscription receipt units.  Wheaton did not participate in this private placement.

Following the Zinkgruvan Transaction and the related financing, Wheaton’s interest in Silver Wheaton was diluted from approximately 75% to 65%, resulting in a dilution gain of $41,612,000 which has been deferred and is being amortized on a unit-of-sale basis under the Luismin Transaction.

(in thousands)
Deferred revenue:
At January 1, 2004	$-
Dilution gain arising from Luismin Transaction	34,857
Dilution gain arising from Zinkgruvan Transaction	41,612
Deferred revenue recognized in the year	(575)
At December 31, 2004	$75,894

4.   ACQUISITIONS

(a)  Amapari gold development project

On January 9, 2004 the Company acquired a 100% interest in the Amapari gold development project in Brazil for total consideration of $114,649,000 including acquisition costs.  Of the purchase price, $25,000,000 was paid in cash and $88,545,000 by way of 33 million Wheaton common shares and 21.5 million Series “B” common share purchase warrants.

The acquisition of Amapari has been accounted for using the purchase method.  The allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$25,000
Shares and share purchase warrants issued	88,545
Acquisition costs	1,104
$114,649
Net assets acquired:
Cash	$319
Non-cash working capital	(2,368)
Property, plant and equipment	131,898
Debt acquired	(15,200)
$114,649

Project debt of $15,200,000 due to Anglogold Brazil Ltda., assumed in connection with the acquisition, was repaid in June 2004 out of cash on hand.

(b)  Los Filos and El Limón gold development projects

On October 31, 2003, the Company acquired a 100% interest in the Los Filos gold development project, together with a 21.2% interest (of which 14% is a carried interest) in the El Limón gold project from Teck Cominco Limited and Miranda Mining Corporation.  Both projects are located in Mexico.  The purchase price was $89,486,000 including acquisition costs.  The acquisition has been accounted for using the purchase method and the allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$87,020
Acquisition costs	2,466
$89,486
Net assets acquired:
Cash	$263
Property, plant and equipment	137,780
Future income tax assets	922
Non-cash working capital	(1,080)
Provision for reclamation and closure	(1,000)
Future income tax and deferred profit sharing liabilities	(47,399)
$89,486

(c)  Minera Alumbrera Ltd.  and Peak Gold Mines Pty Ltd.

On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera and a 100% interest in Peak from Rio Tinto Ltd.  (“Rio Tinto”).  The acquisition of the 25% interest in Alumbrera was through intermediate holding companies with assets relating solely to the investment in Alumbrera.  The purchase price for Alumbrera and Peak totaled $214,227,000 including acquisition costs.  Alumbrera and Peak operate gold and copper mines located in Argentina and Australia, respectively.

On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera from Rio Algom Ltd.  (“Rio Algom”, a subsidiary of BHP Billiton Ltd. ) for a purchase price of $90,156,000 including acquisition costs.  This purchase price was satisfied by a cash payment of $65,000,000, a promissory note due to Rio Algom in the amount of $25,000,000 (note 13(c)) and acquisition costs paid of $156,000.  As a result of the acquisition of an additional 12.5% indirect interest in Alumbrera and acquisition of control of an intermediate holding company, the Company obtained joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement.

(i)   Minera Alumbrera Ltd.

The acquisition of the 37.5% interest in Alumbrera has been accounted for using the purchase method and the results of Alumbrera have been included in the earnings of the Company as follows: 25% interest on an equity basis from date of acquisition, March 18, 2003, to June 23, 2003 and 37.5% interest on a proportionate consolidation basis from June 24, 2003 onwards.  The total purchase price was $270,459,000 including acquisition costs.  The allocation of the purchase price as at June 24, 2003 is summarized in the table below.

(in thousands)
Purchase price:
Acquisition of 25% interest, effective March 18, 2003
Cash paid	$180,000
Acquisition costs	303
Equity in earnings – March 18 - June 23, 2003	7,324
Cash distribution received	(11,210)
176,417
Acquisition of additional 12.5% interest, effective June 24, 2003
Cash paid	65,000
Promissory note	25,000
Acquisition costs	156
Cash distribution received	(1,400)
$265,173
Net assets acquired:
Cash	$21,103
Appropriated cash	8,763
Non-cash working capital	36,835
Property, plant and equipment	269,409
Other	58,376
Provision for reclamation and closure	(4,918)
Future income tax liabilities	(47,053)
Long-term debt	(77,342)
$265,173

(ii)   Peak Gold Mines Pty Ltd.

The acquisition of 100% of Peak has been accounted for using the purchase method and the results of Peak’s operations have been included in the Company’s results of operations from March 18, 2003.  The allocation of the purchase price is summarized in the table below.

	Purchase Price Allocation
(in thousands)	Previously Reported	Adjustments	Final
Purchase price:
Cash paid	$33,583	$-	$33,583
Acquisition costs	341	-	341
	$33,924	$-	$33,924
Net assets acquired:
Cash	$(263)	$-	$(263)
Non-cash working capital	4,791	(917)	3,874
Property, plant and equipment	34,219	(4,194)	30,025
Future income tax assets	-	5,111	5,111
Other non-current assets	422	-	422
Provision for reclamation and closure	(4,145)	-	(4,145)
Other non-current liabilities	(1,100)	-	(1,100)
	$33,924	$-	$33,924

During the year ended December 31, 2004, Rio Tinto filed certain 2003 tax returns which included the results of Peak up until the date of acquisition by Wheaton.  As a result, the tax balances of Peak as at the acquisition date, March 18, 2003, were restated and the purchase price allocation has been amended to reflect these changes.

(d)  Luismin SA de CV

On June 19, 2002 the Company acquired all of the outstanding shares of Luismin.  Under the purchase agreement, the Company acquired Luismin for $55,160,000 in cash and 9,084,090 common shares of the Company.  The Company also advanced $19,840,000 to Luismin to repay its outstanding bank debt.  The Company incurred acquisition costs of $3,266,000.  As part of the purchase consideration, a contingent payment of 11,355,113 of the Company’s common shares was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004.  On September 29, 2003, this condition was satisfied and the additional shares were issued in October 2003.  As a result, the carrying value of property, plant and equipment was increased by $32,893,000, future income tax liability was increased by $10,526,000 and share capital was increased by $22,367,000, the fair value of the shares on September 29, 2003.

This acquisition has been accounted for using the purchase method and results from Luismin’s operations have been included in the Company’s results of operations from June 19, 2002.  The allocation of the purchase price is summarized in the table below:

(in thousands)
Purchase price:
Cash	$55,160
Cash advanced to repay Luismin bank debt	19,840
Shares issued	29,172
Acquisition costs	3,266
$107,438
Net assets acquired:
Cash	$1,380
Non-cash working capital	(1,888)
Property, plant and equipment	145,696
Provision for reclamation and closure	(9,072)
Future employee benefits	(7,504)
Future income tax assets	6,500
Future income tax liabilities	(27,674)
$107,438

5.   CORPORATE TRANSACTION COSTS

On March 30, 2004, Wheaton and IAMGold Corporation (“IAMGold”) announced that their boards of directors had unanimously agreed to combine the companies, subject to shareholder approvals and certain other conditions.  On July 6, 2004, IAMGold did not receive the necessary shareholder approvals to effect the proposed combination and Wheaton terminated the agreement to combine with IAMGold.  As a result, the Company has written off $3,486,000 of related costs.

During May 2004, Coeur d’Alene Mines Corporation (“Coeur”) launched an unsolicited takeover bid for Wheaton and on September 28, 2004, Coeur announced they had failed to garner enough support to pursue their bid.  Costs incurred to successfully reject this bid amounted to $1,160,000, which have been written off.

On December 6, 2004, Wheaton announced it had reached an agreement in principle to combine with Goldcorp through a share exchange take-over bid (note 22).  On February 14, 2005, the combination was substantially completed when 69% of Wheaton common shares were tendered to the Goldcorp offer.  As at December 31, 2004, $2,288,000 had been incurred to successfully effect the merger, which has been written off in these financial statements.

6.   OTHER (EXPENSE) INCOME

(in thousands)	2004	2003	2002
Interest income	$2,966	$1,591	$480
Gain on sale of marketable securities	1,991	2,095	3,593
Foreign exchange gain (loss)	2,449	6,774	(71)
Share purchase option expense	(6,801)	(467)	(199)
Accretion expense on provision for reclamation	(621)	(793)	(47)
Other	(2,285)	(770)	1,067
	$(2,301)	$8,430	$4,823

7.   INCOME TAXES

(in thousands)	2004	2003	2002
Current income tax expense (recovery)	$45,514	$763	$(153)
Future income tax (recovery) expense	(10,370)	24,281	2,606
	$35,144	$25,044	$2,453

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the following items:

(in thousands)	2004	2003	2002
Earnings before income taxes	$177,972	$82,703	$8,055
Canadian federal and provincial income tax rates	35.6%	37.6%	39.6%
Income tax expense based on above rates	63,394	31,113	3,190
Increase (decrease) in income taxes due to:
Lower statutory tax rates on earnings of foreign subsidiaries	(6,573)	(4,941)	(578)
Changes to Mexican tax regulations including reduction in future corporate income tax rates	(12,719)	-	-
Foreign exchange differentials on foreign currency monetary items and other permanent differences	(8,616)	-	-
Non-deductible expenditures	1,830	1,196	-
Tax included in equity earnings of Minera Alumbrera Ltd.	-	(3,139)	-
Valuation allowance	-	508	-
Resource and other taxes	-	-	(153)
Other	(2,172)	307	(6)
	$35,144	$25,044	$2,453

At December 31, 2004, the Company had non-capital losses available for tax purposes in Canada of $32,205,000 (2003 - $15,210,000) that expire from 2007 to 2011 and $15,493,000 (2003 - $33,490,000) that expire from 2005 to 2014 in foreign jurisdictions.  At December 31, 2004, the Company had capital losses in Canada in the amount of $40,685,000 (2003 - $11,014,000) to be carried forward indefinitely and applied to future capital gains.

The components of future income taxes are as follows:

(in thousands)	2004	2003
Future income tax assets
Non-capital losses	$10,445	$13,985
Deductible temporary differences and other	26,404	14,948
Value of future income tax assets	36,849	28,933
Recoverable asset taxes	1,529	953
Valuation allowance	(3,938)	(4,411)
Future income tax assets	34,440	25,475
Future income tax liabilities
Total taxable temporary differences	(143,691)	(152,145)
Future income tax liabilities, net	$(109,251)	$(126,670)

Presented on the Consolidated Balance Sheets as:
Future income tax assets	$9,667	$7,211
Future income tax liabilities	(118,918)	(133,881)
Future income tax liabilities, net	$(109,251)	$(126,670)

8.   MARKETABLE SECURITIES

(in thousands)	2004	2003
Marketable securities at market values	$6,061	$1,702

9.   INVENTORIES

(in thousands)	2004	2003
Supplies inventory	$10,145	$10,083
Stockpiled ore	62,847	62,174
Work in process	3,823	2,891
Finished goods	13,559	12,397
	90,374	87,545
Less: non-current stockpiled ore	58,820	60,736
	$31,554	$26,809

Non-current stockpiled ore is primarily comprised of lower grade ore at Alumbrera, which will be processed later in the mine life.  This inventory is valued at the lower of cost and net realizable value.

10.   PROPERTY, PLANT AND EQUIPMENT

		2004			2003
(in thousands)	Cost	Accumulated Depletion	Net	Cost	Accumulated Depletion	Net
Mineral properties
Luismin mines, Mexico	$134,265	$(12,899)	$121,366	$120,736	$(6,070)	$114,666
Peak mine, Australia	30,411	(5,849)	24,562	25,672	(2,518)	23,154
Alumbrera mine, Argentina	27,142	(7,374)	19,768	27,142	(2,091)	25,051
	191,818	(26,122)	165,696	173,550	(10,679)	162,871
Plant and equipment
Luismin mines, Mexico	50,808	(6,316)	44,492	42,519	(3,334)	39,185
Peak mine, Australia	20,579	(5,500)	15,079	17,726	(1,736)	15,990
Alumbrera mine, Argentina	254,627	(45,634)	208,993	246,559	(20,553)	226,006
Corporate, Canada	596	(324)	272	456	(261)	195
	326,610	(57,774)	268,836	307,260	(25,884)	281,376
Properties under development
Amapari, Brazil	168,521	-	168,521	145	-	145
Los Filos, Mexico	104,654	-	104,654	93,691	-	93,691
El Limón, Mexico	42,294	-	42,294	42,161	-	42,161
Other, Mexico	4,835	-	4,835	3,667	-	3,667
	320,304	-	320,304	139,664	-	139,664
	$838,732	$(83,896)	$754,836	$620,474	$(36,563)	$583,911

In 2003 the Company sold the La Guitarra Mine in Mexico to Genco Resources Ltd.  (“Genco”) for shares and cash totaling $5,000,000.  Consideration received on closing was 1,380,315 shares of Genco with a fair value of $1,000,000 and a promissory note for $4,000,000 to be repaid over eight years in cash or equivalent shares of $500,000 per annum.    Due to uncertainty surrounding the collectibility of the promissory note, the repayment of the note will be recorded in operations when received.

During 2004 the Company received an additional 790,427 shares and sold 617,315 shares for net proceeds of $435,000.

11.   OTHER NON-CURRENT ASSETS

(in thousands)	2004	2003
Deferred gold put options (note 13 (b))	$4,339	$5,786
Deferred debt issue costs (note 13 (a), (b))	8,931	3,497
Royalty advances	4,293	3,123
Other	1,098	1,961
	$18,661	$14,367

12.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands)	2004	2003
Accounts payable trade	$28,344	$15,198
Accrued liabilities	4,114	6,709
Accrued employee benefits	4,791	2,814
Customer payment in advance	-	3,396
Other	4,074	3,285
	$41,323	$31,402

13.   LONG-TERM DEBT

(in thousands)	2004	2003
Corporate debt
Acquisition facility (a)	$-	$-
Revolving working capital facility (b)	-	-
Term loan (b)	-	45,000
Total bank indebtedness	-	45,000
Promissory note (c)	-	19,443
	-	64,443
Non-recourse project debt
Alumbrera (Wheaton’s 37.5% share) (d)	-	57,980
	-	122,423
Less: current portion	-	41,000
	$-	$81,423

(a)  In August 2004, the Company entered into a $300 million acquisition facility which is available to finance up to three separate acquisitions.  The facility is available until November 24, 2005, and amounts drawn down are required to be refinanced or repaid by February 24, 2006.  Net proceeds from any debt refinancing or equity issue (not undertaken in connection with an acquisition) together with the net proceeds from significant asset sales, will be applied to repay amounts outstanding under the facility.  Security will be granted under the facility only over acquired assets, together with guarantees by any subsidiaries of Wheaton which acquire such assets.  Amounts drawn down under the facility will bear interest at LIBOR plus 2.25% per annum, increasing to LIBOR plus 4.5% per annum over the term of the facility.  Undrawn amounts are subject to a 1% per annum commitment fee.

Debt issue costs of $7,182,000 have been deferred and are amortized to earnings over the term of the debt facility.  An amount of $1,730,000 has been amortized to December 31, 2004.  A further $1,125,000 of debt issue costs will be payable upon the first draw down under this facility (note 19).

(b)  During 2003 the Company entered into a $75,000,000 loan facility which consisted of a $50,000,000 term loan bearing interest at LIBOR plus 2.75% and a $25,000,000 revolving working capital facility bearing interest at LIBOR plus 3%.  During 2004, the Company amended the facility such that the full $75,000,000 is a revolving working capital facility.  The amended facility bears interest at LIBOR plus 1.625% to 2.25% depending on covenant ratios, has no net repayment terms, and matures in June 2007.  Undrawn amounts are subject to a 0.65% per annum commitment fee.  During 2004, the Company repaid the outstanding amount out of cash on hand, but the facility remains available.

Under the terms of the loan agreement, during 2003 the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period January 2004 to June 2008.  The cost of $5,786,000 was deferred and is amortized against sales as the options expire or are exercised.  An amount of $1,447,000 has been amortized to December 31, 2004 (December 31, 2003 - $nil).  The fair value of the 525,024 ounces of unexpired put options at December 31, 2004 was $280,000 (December 31, 2003 – 700,000 ounces with a fair value of $2,030,000).  During 2003, the Company entered into a gold-indexed interest rate swap transaction which had a fair value at December 31, 2004, of minus $1,111,000.  The facility is secured by corporate guarantees of Luismin and Amapari.

Debt issue costs of $5,519,000 have been deferred and are amortized to earnings over the term of the debt.  An amount of $2,040,000 has been amortized to December 31, 2004 (December 31, 2003 - $745,000).

(c)  The promissory note was due to Rio Algom, and had a maturity date of May 30, 2005.  During 2004, the Company repaid the outstanding amount out of cash on hand.

(d)  The Alumbrera project debt was incurred in 1997 to finance the construction and operation of the Alumbrera Mine.  During 2004 Alumbrera repaid the outstanding debt out of cash on hand.

(e)  Project debt of $15,200,000 due to Anglogold Brazil Ltd. a, assumed in connection with the acquisition, was repaid in June 2004 out of cash on hand (note 4 (a)).

 (f)  The Company has an Aus$5,000,000 ($3,895,000), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at December 31, 2004.  The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

14.   PROVISION FOR RECLAMATION AND CLOSURE

(in thousands)
At January 1, 2003	$11,271
Reclamation expenditures	(1,854)
Accretion expense	793
Amounts acquired	10,063
Disposition of liability	(830)
Other	161
At December 31, 2003	19,604
Reclamation expenditures	(1,050)
Accretion expense	621
Other	54
At December 31, 2004	$19,229

The total undiscounted amount of estimated cash flows required to settle the obligations is $31,915,000 (2003 - $29,030,000), which has been discounted using discount rates ranging from 5-7%.  Certain obligations at Luismin amounting to $5,657,000 will be paid over the next two years and will be funded from operating cash flows.  The remainder of the obligations are not expected to be paid within the foreseeable future and will be funded from operating cash flows at the time.

During 2004, the Company completed the reclamation of the Golden Bear Mine and subsequent to December 31, 2004 entered into a memorandum of understanding toward divestiture of the Golden Bear mining claims and road.

15.   FUTURE EMPLOYEE BENEFITS AND OTHER

(in thousands)	2004	2003
Defined benefit pension plan (a)	$1,761	$2,796
Deferred employee profit sharing (b)	18,814	17,398
Other	1,875	2,489
	$22,450	$22,683

(a)  The Company has a defined benefit pension plan for certain Mexican employees.  Information on this plan is as follows:

(in thousands)	2004	2003	2002
Change in plan assets
Fair value of plan assets, beginning of year	$673	$228	$-
Increase due to acquisition of Luismin	-	-	180
Actual return on plan assets	(32)	16	70
Benefits paid	(610)	-	(14)
Contributions	1,715	463	-
Foreign exchange rate changes	5	(34)	(8)
Fair value of plan assets, end of year	$1,751	$673	$228
Projected benefit obligation
Benefit obligations, beginning of year	$4,104	$3,147	$-
Increase due to acquisition of Luismin	-	-	3,029
Service cost	310	259	149
Benefits paid	(610)	-	(14)
Interest cost	329	244	135
Foreign exchange rate changes	(6)	(257)	(123)
Plan amendment/past service cost	275	649	-
Actuarial loss (gain)	142	62	(29)
Benefit obligations, end of year	$4,544	$4,104	$3,147
Excess of projected benefit obligation over plan assets	$2,793	$3,431	$2,919
Unamortized past service costs	(613)	(649)	-
Unamortized net actuarial (loss) gain	(366)	14	89
Unamortized transitional obligation	(53)	-	-
Accrued net pension liability	$1,761	$2,796	$3,008
Employee future benefits expense
Service cost	$310	$259	$149
Interest cost	329	244	135
Expected return on assets	(72)	(25)	(8)
Amortization of past service amount	39	-	-
Net expense	$606	$478	$276
Significant assumptions used
Discount rate	9%	9%	9%
Expected long-term rate of return on plan assets	9%	9%	9%
Rate of compensation increase	6%	6%	6%
Estimated average remaining service life	12 years	12 years	11 years

The Company’s contributions have been made in accordance with actuarial valuation reports for funding purposes which have been prepared as at December 31, 2004, 2003 and 2002.  The next valuation report for funding purposes must be as of a date no later than December 31, 2005.

The weighted average asset allocations of the Company’s defined benefit pension plan for certain Mexican employees at December 31, by asset category are as follows:

Asset Category	2004	2003
Debt securities	94%	80%
Equity securities	6%	20%
Total	100%	100%

 (b)  Mexico deferred profit sharing

Under Mexican tax laws, the Company is required to remit 10% of taxable income to employees as statutory profit sharing.  The provision for deferred profit sharing is based on the liability method.  Deferred profit sharing liabilities arise from the recognition of the differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.

(c)  The Company has a defined contribution pension plan for certain Australian employees.  The current service cost for 2004 was $846,000 (2003 - $552,000; 2002 - $nil).

16.   NON-CONTROLLING INTEREST

Non-controlling interest arose as a result of the Silver Wheaton transaction (note 3).  The details of non-controlling interest are as follows:

(in thousands)
Balance, beginning of year	$-
Arising upon acquisition of Silver Wheaton, October 15, 2004	19,472
Increase on issuance of shares of subsidiary	34,342
Share of earnings	707
Balance, end of year	$54,521

17.   SHAREHOLDERS’ EQUITY

(a)  Shares issued

In May 2002, the Company completed a private placement to finance the Luismin purchase whereby 110 million special warrants were issued at a price of Cdn$1.15 per special warrant for total proceeds of $82,068,000.  Each special warrant entitled the holder to acquire, without further payment, one common share of the Company and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to acquire one common share of the Company at a price of Cdn$1.65 per share for a period of five years following the closing.  The special warrants were subsequently converted to shares and share purchase warrants during 2002.

In February 2003, the Company issued and sold 230 million subscription receipts at Cdn$1.45 per subscription receipt by way of a private placement for gross proceeds of $217,952,000 (Cdn$333,500,000) less agents’ commissions and expenses of $15,934,000.  Each subscription receipt was subsequently converted into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007.  The proceeds from this private placement were used to finance the acquisition of a 25% indirect interest in Alumbrera and 100% of Peak.

In August 2003 the Company issued and sold 47,619,049 units at Cdn$2.10 per unit for gross proceeds of $72,457,000 (Cdn$100,000,000) less agents’ commissions and expenses of $4,514,000.  Each unit was subsequently converted into one common share and one half of one Series “B” common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$3.10 before August 25, 2008.

In October 2003, the Company issued and sold 38.1 million units of the Company at Cdn$3.15 per unit for gross proceeds of $89,490,000 (Cdn$120,015,000) less agent’s commissions and expenses of approximately $5,103,000.  Each unit was subsequently converted into one common share and one half of one Series “B” common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$3.10 before August 25, 2008.

In October 2003, 11,355,113 of the Company’s common shares were issued as further consideration for Luismin (note 4 (d)).

In January 2004, the Company issued 33 million common shares and 21.5 million Series “B” common share purchase warrants, in part, as payment for the acquisition of the Amapari gold development project in Brazil (note 4 (a)).

(b)  Warrants

A summary of the Company’s warrants at December 31, 2004, 2003, and 2002 and the changes for the years ending on those dates is presented below:

	Warrants Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2002	3,090,000	$0.91
Issued on exercise of special warrants	64,909,997	1.51
Exercised	(3,450,000)	0.89
At December 31, 2002	64,549,997	1.52
Issued in connection with issuance of shares	100,359,522	2.27
Exercised	(9,601,400)	0.76
At December 31, 2003	155,308,119	2.05
Issued in connection with acquisition of Amapari	21,516,000	3.10
Exercised	(476,336)	1.85
At December 31, 2004	176,347,783	$2.18

The following table summarizes information about the warrants outstanding at December 31, 2004:

Expiry Date	Warrants Outstanding	Exercise Price (Cdn$)
May 30, 2007	112,051,609	$1.65
August 25, 2008	64,296,174	3.10
	176,347,783	$2.18

(c)  Share purchase options

The Company has established a share purchase option plan whereby the Company’s directors may from time to time grant options to directors, employees or consultants.  The maximum term of any option may be ten years, but generally options are granted for five years or less.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date.  At December 31, 2004 there were 627,566 (2003 – 2,057,566) options available for grant under the plan.

A summary of the Company’s options at December 31, 2004, 2003 and 2002 and the changes for the years ending on those dates is presented below:

	Options Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2002	6,118,514	$0.52
Granted	3,646,000	1.16
Exercised	(1,355,224)	0.53
Expired	(20,400)	0.29
Forfeited	(130,000)	1.08
At December 31, 2002	8,258,890	0.79
Granted	22,965,000	2.20
Exercised	(6,620,694)	1.09
Forfeited	(132,333)	1.24
At December 31, 2003	24,470,863	2.03
Granted	1,430,000	3.77
Exercised	(5,074,366)	1.27
At December 31, 2004	20,826,497	$2.34

The following table summarizes information about the options outstanding at December 31, 2004:

Exercise Prices (Cdn$)	Options Outstanding and Exercisable	Weighted Average Exercise Price (Cdn$)	Weighted Average Remaining Contractual Life
$0.57	970,000	$0.57	1.4 years
$1.15 to $1.92	9,791,497	1.50	2.8 years
$3.25 to $3.92	10,065,000	3.32	3.9 years
	20,826,497	$2.34	3.3 years

Share purchase options with a fair value of $1,755,000 were granted in 2004 (2003 - $467,000; 2002 - $93,000).  The compensation expense of $6,801,000 (2003 - $467,000; 2002 - $199,000) is charged to operations over the vesting period.  Included in 2004 compensation expense is $5,046,000 related to the fair value of share purchase options granted by Silver Wheaton, a public company and subsidiary of the Company, which was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of Silver Wheaton’s share price of 40%, an annual risk free interest rate of 3.0% and expected lives of three years.

The following table summarizes information about options granted during 2004:

Date Granted	Expiry Date	Share Purchase Options Granted	Exercise Price (Cdn$)
February 2004	February 2009	675,000	$3.70
March 2004	March 2008	150,000	3.92
June 2004	June 2009	80,000	3.88
September 2004	September 2009	250,000	3.83
December 2004	December 2009	275,000	3.75
		1,430,000

(d)  Earnings per share

The following table sets forth the computation of diluted earnings per share:

(in thousands, except per share amounts)	2004	2003	2002
Earnings available to common shareholders	$142,121	$57,659	$5,602
Divided by:
Weighted average shares outstanding	568,442	412,035	137,327
Effect of dilutive securities:
Share purchase options and warrants	82,774	27,179	5,900
Diluted weighted average shares outstanding	651,216	439,214	143,227
Basic earnings per share	$0.25	$0.14	$0.04
Diluted earnings per share	$0.22	$0.13	$0.04

The following table identifies the number of share purchase options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market price of the common shares for the year, and therefore were not dilutive:

(in thousands)	2004	2003	2002
Share purchase options	480	8,870	3,180
Share purchase warrants	-	42,847	55,000

18.   SUPPLEMENTAL CASH FLOW INFORMATION

(in thousands)	Note	2004	2003	2002
Change in non-cash working capital
Accounts receivable		$(15,118)	$12,235	$(516)
Income taxes receivable		(2,774)	-	-
Product inventory and stockpiled ore		(2,767)	(8,220)	501
Supplies inventory		(62)	(1,524)	130
Accounts payable and accrued liabilities		8,856	4,282	(2,098)
Income taxes payable		44,724	370	38
Other		(10,024)	(554)	(296)
		$22,835	$6,589	$(2,241)

Acquisitions, net of cash acquired
Amapari	4 (a)	$(25,785)	$-	$-
Los Filos and El Limón gold projects	4 (b)	-	(89,223)	-
Alumbrera	4 (c)	-	(224,356)	-
Peak	4 (c)	-	(34,187)	-
Luismin	4 (d)	-	-	(76,886)
		$(25,785)	$(347,766)	$(76,886)

Non-cash financing and investing activities
Shares and warrants issued on acquisition of Amapari	4 (a)	$88,545	$-	$-
Promissory note issued	13 (c)	-	25,000	-
Shares issued on acquisition of Luismin	4 (d)	-	22,367	6,805
Shares issued on conversion of special warrants	17	-	-	85,178
Marketable securities received on sale of property, plant and equipment		760	1,263	207
Operating activities included the following cash payments
Interest paid		$5,737	$4,357	$120
Income taxes paid		1,765	489	227

19. RELATED PARTY TRANSACTIONS

In 2001, the Company entered into a financial advisory agreement with Endeavour Financial Corporation (“Endeavour”), a corporation which until July 2004 had two directors in common.  Under the terms of this agreement, which can be cancelled on 30 days notice, Endeavour provides financial advisory services to the Company and is entitled to a monthly fee of $10,000 and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings.  During 2004, Endeavour was paid consulting and financial advisory fees of $1,658,000 (2003 - $2,288,000; 2002 - $1,512,000), primarily related to services provided in securing the Company’s $300 million acquisition facility.  A further fee of $1,125,000 is payable to Endeavour upon the first draw down under this facility.  In addition, Endeavour will receive $5 million for services related to the merger with Goldcorp (note 22).

20. COMMITMENTS

Commitments exist at Luismin, Peak, Alumbrera and Amapari for capital expenditures in 2005 of $59,111,000.  The Company rents premises and leases equipment under operating leases that expire over the next nine years.  Operating lease expense in 2004 was $2,070,000 (2003 - $2,154,000; 2002 - $880,000).  Following is a schedule of future minimum rental and lease payments required:

(in thousands)
2005	$2,259
2006	1,296
2007	905
2008	595
2009	525
5,580
Thereafter	1,084
Total minimum payments required	$6,664

21. SEGMENTED INFORMATION

The Company's reportable operating and geographical segments are summarized in the table below.  Information pertaining to Luismin, Los Filos and El Limón is reported as one segment, being “Mexico”.

Consolidated Statements of Operations				2004
(in thousands)	Mexico	Australia	Argentina	Brazil	Silver Wheaton	Corporate	Elimination	Total
Sales	$91,506	$63,023	$262,054	$-	$10,986	$(2,977)	$(5,410)	$419,182
Cost of sales	39,500	30,092	80,519	-	5,870	-	(5,410)	150,571
Depreciation and depletion	9,811	7,108	30,364	-	797	-	(582)	47,498
Royalties	-	1,995	5,343	-	-	-	-	7,338
	49,311	39,195	116,226	-	6,667	-	(5,992)	205,407
Earnings from mining operations	42,195	23,828	145,828	-	4,319	$(2,977)	582	213,775
General and administrative expenses	(4,814)	-	-	-	(389)	(7,772)	-	(12,975)
Interest and finance fees	(329)	(158)	(1,931)	-	-	(3,453)	-	(5,871)
Other (expenses) income	(1,261)	(999)	(2,821)	268	(2,165)	(9,979)	-	(16,957)
Earnings before income taxes	35,791	22,671	141,076	268	1,765	(24,181)	582	177,972
Income tax (expense) recovery	4,086	(4,282)	(36,525)	-	-	1,577	-	(35,144)
Non-controlling interest	-	-	-	-	(707)	-	-	(707)
Net earnings	$39,877	$18,389	$104,551	$268	$1,058	$(22,604)	$582	$142,121

Consolidated Statements of Operations			2003
(in thousands)	Mexico	Australia	Argentina	Corporate	Total
Sales	$66,251	$36,475	$109,907	$-	$212,633
Cost of sales	34,422	24,301	33,231	-	91,954
Depreciation and depletion	6,242	4,254	21,897	-	32,393
Royalties	26	1,002	2,684	-	3,712
	40,690	29,557	57,812	-	128,059
Earnings from mining operations	25,561	6,918	52,095	-	84,574
General and administrative expenses	(4,816)	-	-	(4,838)	(9,654)
Interest and finance fees	(264)	(46)	(1,919)	(2,089)	(4,318)
Other (expenses) income	(1,898)	(112)	1,012	5,775	4,777
Equity in earnings of Minera Alumbrera Ltd.	-	-	-	7,324	7,324
Earnings before income taxes	18,583	6,760	51,188	6,172	82,703
Income tax expense	(7,781)	(1,483)	(15,356)	(424)	(25,044)
Net earnings	$10,802	$5,277	$35,832	$5,748	$57,659

Consolidated Statements of Operations		2002
(in thousands)	Mexico	Corporate	Total
Sales	$34,693	$-	$34,693
Cost of sales	19,355	-	19,355
Depreciation and depletion	3,028	-	3,028
Royalties	28	-	28
	22,411	-	22,411
Earnings from mining operations	12,282	-	12,282
General and administrative expenses	(3,899)	(2,430)	(6,329)
Interest and finance fees	(82)	(405)	(487)
Other (expenses) income	(700)	3,289	2,589
Earnings before income taxes	7,601	454	8,055
Income tax (expense) recovery	(2,611)	158	(2,453)
Net earnings	$4,990	$612	$5,602

Consolidated Balance Sheets				2004
(in thousands)	Mexico	Australia	Argentina	Brazil	Silver Wheaton	Corporate	Total
Cash and cash equivalents	$24,631	$901	$31,974	$1,498	$19,989	$82,138	$161,131
Other current assets	12,918	17,925	58,346	80	690	3,503	93,462
Property, plant and equipment	317,641	39,641	228,761	168,521	-	272	754,836
Other non-current assets	3,697	6,459	59,512	19	77,763	17,406	164,856
	$358,887	$64,926	$378,593	$170,118	$98,442	$103,319	$1,174,285
Current liabilities	$14,921	$5,997	$62,931	$592	$1,521	$3,148	$89,110
Other non-current liabilities	94,170	6,333	59,624	-	-	76,364	236,491
Inter-company balances	194,127	28,930	108,331	169,258	41,342	(541,988)	-
Non-controlling interest	-	-	-	-	54,521	-	54,521
Shareholders’ equity	55,669	23,666	147,707	268	1,058	565,795	794,163
	$358,887	$64,926	$378,593	$170,118	$98,442	$103,319	$1,174,285
Capital asset expenditures	$34,082	$11,733	$8,068	$36,623	$-	$140	$90,646

Consolidated Balance Sheets			2003
(in thousands)	Mexico	Australia	Argentina	Corporate	Total
Cash and cash equivalents	$7,762	$521	$56,054	$87,541	$151,878
Other current assets	9,520	5,666	56,420	1,296	72,902
Property, plant and equipment	293,370	39,144	251,057	340	583,911
Other non-current assets	4,619	6,098	59,170	12,427	82,314
	$315,271	$51,429	$422,701	$101,604	$891,005
Current liabilities other than long-term debt	$10,932	$5,418	$18,345	$1,601	$36,296
Long-term debt	-	-	57,980	64,443	122,423
Other non-current liabilities	99,240	7,767	67,847	1,314	176,168
Inter-company balances	189,307	32,967	235,373	(457,647)	-
Shareholders’ equity	15,792	5,277	43,156	491,893	556,118
	$315,271	$51,429	$422,701	$101,604	$891,005
Capital asset expenditures	$15,780	$9,653	$3,411	$166	$29,010

22. SUBSEQUENT EVENTS

On December 6, 2004, the Company announced it had reached an agreement in principle to combine with Goldcorp through a share exchange take-over bid whereby Goldcorp would offer one common share of Goldcorp for every four common shares of Wheaton.

On February 10, 2005, Goldcorp shareholders approved the combination and on February 14, 2005, approximately 69% of Wheaton common shares were tendered to the Goldcorp offer.  As a result, effective February 15, 2005, Goldcorp will consolidate the operations of Wheaton.  The transaction will be accounted for using the purchase method with Goldcorp being identified as the acquirer.  The remaining shares of Wheaton not yet tendered will be acquired by Goldcorp by way of a plan of arrangement which is expected to conclude in mid-April, 2005.  As a result, Wheaton will cease to be a public company and its results will be consolidated 100% by Goldcorp.

CANADA – HEAD OFFICE

Wheaton River Minerals Ltd.

Waterfront Centre

Suite 1560 - 200 Burrard Street

Vancouver, BC V6C 3L6

Telephone:

(604) 696-3000

Fax:

(604) 696-3001

Website:

www.wheatonriver.com

AUSTRALIA OFFICE

Wheaton Minerals Asia Pacific Pty Ltd.

Suite 1002, Level 10

Gold Fields House

1 Alfred Street

Sydney, NSW

Australia 2000

Telephone:

61 (2) 9252-1220

Fax:

61 (2) 9252-1221

MEXICO OFFICE

Luismin SA de CV

Arquimedes #130 – 8th Floor, Polanco

11560 Mexico, DF Mexico

Telephone:

52 (55) 9138-4000

Fax:

52 (55) 5280-7636

STOCK EXCHANGE LISTING

Toronto Stock Exchange:

WRM

American Stock Exchange:

WHT

TRANSFER AGENT

CIBC Mellon Trust Company

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:

(800) 387-0825

Outside of Canada and the United States:

(416) 643-5500

Email: inquiries@cibcmellon.com

AUDITORS

Deloitte & Touche LLP

Vancouver, BC

INVESTOR RELATIONS

Julia Hasiwar

Director, Investor Relations

Toll free: (800) 567-6223

Email: ir@wheatonriver.com

DIRECTORS

John Bell

Lawrence Bell

Douglas Holtby

Eduardo Luna

Ian McDonald

Antonio Madero

Ian Telfer

OFFICERS

Ian Telfer

Chairman and Chief Executive Officer

Russell Barwick

Executive Vice-President & Chief Operating Officer

Peter Barnes

Executive Vice-President & Chief Financial Officer

Eduardo Luna

Executive Vice-President & President, Luismin SA de CV